FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2012

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

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ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

July 10TH, 2012                                                                                                   TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES ANNUAL AND SPECIAL MEETING RESULTS,
RESIGNATION AND APPOINTMENT
TO THE BOARD OF DIRECTORS AND MANAGEMENT

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (the “Company”) announces that the Company held its Annual and Special Meeting (the “Meeting”) of Shareholders in Vancouver, British Columbia on June 18, 2012 at which the shareholders overwhelmingly approved all of the resolutions that were outlined in the Company’s Management Information Circular dated May 15, 2012. The following persons were re-elected to the Board of Directors at the Meeting: Tim Coupland, Stuart Rogers, Robert Hall, Edward Burylo and Brian Morrison.

 On July 10th, 2012 Mr. Tim Coupland resigned as an officer and director of the Company after 12 years of service.  As a result of Mr. Coupland’s resignation, his executive duties will be assumed by Stuart Rogers, a current director of the Company, who has been appointed interim Chief Executive Officer.  The Company is pleased to announce that Tom Ogryzlo P.Eng and Guido Cloetens have been appointed to the Board of Directors of the Company.

Tom Ogryzlo P.Eng

Mr. Ogryzlo has forty-five years of experience in mining, energy and mining projects worldwide. He has been responsible for the, financing, engineering, construction and operations of projects in many different countries.  Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp, Vista Gold, Aura Minerals, Baja Mining and Tiomin Resources. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located and is currently the Interim CEO of Baja Mining Corp. which is developing a $1.5 billion copper/cobalt/zinc project currently under construction in Baja California, Mexico.

Mr. Ogryzlo holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec and, for many years, served as President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the worlds largest engineering contractors. He has been past President of several producing precious and base metal mining companies, including Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A.  His experience in exploration and development of numerous multi-million dollar mining projects spans the world. Over a six year period with Hanna Mining, he initially directed process development work as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in 1979 in organizing a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Guido Cloetens

Guido Cloetens is a Certified Investment & Financial advisor located in Brussels, Belgium and has been active in the financial markets since 1988; he has participated in numerous financings and initial public offerings in Europe, the United States and in Canada in both private equity and public companies. Mr. Cloetens was a senior Investment advisor to international institutional Advisors from 1988 until 1995 at Daiwa Securities and KBC Bank.

Mr. Coupland stated, “It’s time for the Company to move forward in a new direction with senior mining people that have the proven track record, skills and access to mineral projects worldwide and access to financing.  I am very pleased that both Mr. Ogryzlo and Mr. Cloetens have agreed to join the Board and augment the current Board of Directors and implement a strategy that will assist moving the Company forward rapidly and create shareholder value. I look forward to their seasoned leadership, responsible economic stewardship and guidance in navigating the Company through the volatility in today’s world markets. The Company continues to maintain a strong balance sheet with no debt and has a daily heavy oil production revenue from its properties in Alberta and Saskatchewan.”  “We are comfortable that the day to day operations of the Company will continue unaffected and that we are well positioned to focus on the execution of our new business plan”, said Stuart Roger, the interim Chief Executive Officer of the Company”.

Stock Options

In conjunction with these appointments, the Company has agreed, subject to regulatory approval, to grant incentive stock options to directors and officers on 150,000 common shares at an exercise price of $0.165 per share for a period of three years.

Shareholders Rights Plan

At the Meeting, shareholders of the Company ratified the existing Shareholder Rights Plan dated October 10, 2008 between the Company and Computershare Trust Company of Canada (“Rights Plan”).  The Rights Plan is subject to the final approval by the TSX Venture Exchange.  The Rights Plan was ratified and approved by shareholders on June 18, 2012 and is in effect for an additional three years.  Shareholders may access the Company’s Rights Plan through the Internet at www.sedar.com.  Reference should be made to the full text of the Rights Plan for the details of its provisions.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances mineral exploration, oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliment its existing mining interests.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers, Interim CEO

Alberta Star Development Corp.

Tel (604) 689-1749           Fax (604) 408-3884

srogers@alberta-star.com

or

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to the Company’s   and TSX Venture Exchange final approval of the Rights Plan.  The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes the Company’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The Company cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  July 23, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director

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